FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Sales Contract

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	May 19, 2008	By:	/s/ Nam Ju Kim
			Name:	NAM JU KIM
			Title:	Chief Executive Officer

Sales Contract

1. Details of Contract		Huxley Overseas license agreement
2. Details of Contract	Contracted Amount (KRW)	3,126,000,000
	Total Sales in the Latest Fiscal Year (KRW)	28,215,512,549
	Ratio to Sales (%)	11.08
3. Other Parties to the Contract		NHN USA Inc.
- Relationship to Issuer		-
4. Sales Territory /Market		North America, Europe
5. Contracted Period	from	-
	to	-
6. Conditions of Contract
1) Term of agreement: 3 years after commercial launch
2) Total agreement amount: US $ 3,000,000
(license fee and royalty including minimum guarantee)
3) Details of contract:
①   Other then Total agreement amount, running royalty and incentive will be shared by total revenue
②   If in-game advertising revenue is generated, revenue is to be shared
4) Other
①   Further detail information will be authorized by CEO
②   The applied exchange rate is based on The Korea Foreign Exchange Bank’s announced exchange rate of 1 USD=KRW 1042.00 on 05/16/2008
③   Due to the Confidential Agreement, certain matters of importance will be omitted

7. Contract Date		05/19/2008
8. Other		-
※ Relevant Disclosure -